Exhibit 14.1

ARC GROUP WORLDWIDE, INC.

AMENDED AND RESTATED CODE OF ETHICS

REVISED SEPTEMBER 7, 2017

I. PURPOSE AND CORE PRINCIPLES

This Amended and Restated Code of Ethics (“Code”) summarizes the standards and expectations governing the conduct of the business of ARC Group Worldwide, Inc. and its subsidiaries (“ARC”). These standards are to be applied with reasonable business judgment to enable ARC to achieve operating and financial goals within the framework of the law and pursuant to the highest of ethical standards. We expect our employees, officers, and directors to know and abide by the basic principles outlined below.

ARC adheres to the following core values and guiding principles:

•Full compliance with applicable laws, rules, regulations, and standards

•Avoidance of conflicts of interest between ARC and individual interests

•Cultivation and protection of ideas and inventions within ARC and respecting the rights of others

•Appropriate creation and maintenance of corporate records

•Honesty and fairness in all of our business activities and relationships

ARC’s Employee Handbook, available through our Human Resource Department, contains policies and guides that address these principles. More explanation of the various policies and guides referred to in this Code can be found in the Employee Handbook. Each ARC employee, officer, and director is responsible for being familiar with, understanding, and adhering to these policies and guides, as updated from time to time, in performing duties for ARC.

A. COMPLIANCE WITH LAWS

Full compliance with applicable laws, rules, regulations, and standards by ARC, and every ARC employee, officer, and director, is the bedrock of this Code and is required. Failure to adhere to this Code can damage our reputation, subject ARC and individuals to liability and/or sanction, and interfere with our operations. We encourage our employees, officers, and directors to seek advice when needed from ARC’s corporate staff, including the Finance Department and where necessary, our outside legal counsel. In addition, we have a number of internal policies and compliance guides addressing compliance with specific laws.

Although it is impractical to detail all relevant legal requirements and standards, the following describes certain compliance areas that impact our business.

Antitrust; Unfair Competition.  Antitrust and competition laws generally prohibit agreements or actions that restrain trade or reduce competition. Product bundling or tying, fixing, or controlling prices, boycotting specified suppliers or customers, allocating products, territories, or markets, or limiting the production or sale of products are examples of arrangements or conduct that are addressed by various antitrust and unfair competition laws and regulations.

Commercial Advertising.  Commercial advertising, as well as product labels, should not be false or misleading. Additionally, the laws of some jurisdictions prohibit or restrict comparative advertising. Also, the use of a logo or product representation of a third party without consent may unlawfully infringe a third party’s trademark rights or copyright.

Equal Opportunity and Hostile-Free Workplace.  Job applicants, customers, vendors, and fellow employees are to be treated with dignity and respect. ARC endeavors to create and maintain workplaces that are not only free of any unlawful discrimination, but also are free of conduct that could create an unlawful or hostile work environment.

Environmental Compliance.  Local, state, and federal laws regulate a range of activities that affect the environment, including the use, storage, and disposal of designated hazardous or toxic materials, the shipping of hazardous substances, the incorporation of certain materials into products, and the training of employees in the use, shipping, and disposal of designated hazardous or toxic materials.

Export/Import Controls.  Both the United States and foreign governments restrict trade with designated countries and restrict trade of certain products with designated countries. ARC procurement and sales employees and their supervisors are expected to have an active, working knowledge of what countries are on restricted lists and what products and groups of products are restricted for import or export. Any invitation to bid, purchase order, proposed contract, or other document or arrangement that contains boycott-related clauses or conditions may violate anti-boycott laws. These restricted product/country lists and the underlying laws and regulations are subject to frequent change.

Improper Use of Corporate Funds.  Non-cash gifts or cash payments made or given for the purpose of obtaining or retaining a business opportunity may be illegal, particularly if the recipient of the payment or gift is a government-affiliated or regulated entity or an individual employee of, or consultant to, any government-affiliated or regulated entity. Careful attention should be paid to business inducements, including commissions, rebates, discounts, credits, and allowances, in order to ensure compliance with applicable laws, including currency exchange controls, anti-kickback restrictions, and tax regulations.

Insider Trading and Fair Disclosure.  Insider trading laws generally prohibit the buying or selling of securities of a company, or influencing others to trade in a company’s securities, based on material information that is not publicly known. The securities laws also restrict disclosure of nonpublic information. ARC directors, officers, and employees are required to treat with utmost care any nonpublic information about ARC or any other company that they receive in the course of performing service for ARC. Only designated ARC corporate personnel are permitted to communicate with research analysts, investment managers, market professionals, and current or potential ARC security holders about ARC. In addition, ARC directors, officers, management, and key personnel are subject to a number of internal restrictions and procedures regarding the trading of ARC securities.

Occupational Safety and Health Laws.  Occupational health and safety laws are designed to assure workplace safety and worker health. These laws address, among other things, the configuration and maintenance of manufacturing and other work spaces, the handling of hazardous or toxic substances (and proper training in that regard), appropriate design of manufacturing processes, and the operation of equipment and machines in the workplace.

Quality Assurance.  All employees share in the responsibility to ensure that our products and operations meet applicable government and quality standards. Certain laws require the creation and maintenance of detailed product design and manufacturing records, maintenance and implementation of quality control procedures, implementation of a well-documented customer complaint system, and, in some instances, clearance or approval of a product prior to marketing or sale.

B. CONFLICTS OF INTEREST

ARC employees, officers, and directors have a duty of loyalty to ARC. Any actual or apparent conflict of interest must be handled honestly and ethically in accordance with the procedures described below.

Any actual or reasonably apparent conflict of interest, including any transaction or relationship that reasonably could be expected to give rise to a conflict of interest, must be disclosed to the person’s immediate supervisor or, if that person is involved in the matter, that person’s supervisor. Alternatively, the matter can be communicated to ARC’s Chief Executive Officer or Chief Financial Officer, either directly or anonymously via the procedures described under “REPORTING NONCOMPLIANCE” below and set forth on Schedule A attached hereto, which shall be updated from time-to-time in accordance with appointments made by the Board of Directors.  All matters involving officers or directors must be disclosed to our Outside Legal Counsel and to the Chairman of the Audit Committee for review.

Following disclosure, any employee, officer, or director must avoid or terminate any activity that involves an actual or reasonably apparent conflict of interest unless it is determined at the appropriate level that the activity is not harmful to ARC or otherwise improper. Any such determination shall be made by (i) the Chief Executive Officer in the case of an ARC employee, (ii) the Chairperson of the Audit Committee in the case of an officer, and (iii) the non-interested members of the Board of Directors in the case of a director.

The following is a non-exclusive list of examples of situations that present the appearance of a conflict that must be disclosed:

•Performing services for a significant customer, significant supplier, or competitor of ARC (whether as a consultant, employee, officer, director, advisor, or in any other capacity), other than at the request of ARC;

•Having a direct or indirect financial interest in, or other significant personal relationship with, a supplier, customer, or competitor of ARC, other than an investment representing less than one percent (1%) of the voting power of a publicly held company;

•Having any other material economic interest in the terms of any business relationship with ARC, except in one’s capacity as a director, officer, employee, or shareholder;

•Taking for himself or herself advantage of opportunities that are discovered through one’s position with ARC or through the use of ARC property or information;

•Using ARC funds, facilities, or other ARC assets for non-business purposes;

•Using or disclosing ARC trade secrets or confidential or other proprietary information for personal benefit.

C. INTELLECTUAL PROPERTY

ARC endeavors to create a work environment in which each ARC director, officer, and employee is encouraged to develop, cultivate, maintain, and protect ideas, copyrights, and inventions that may be used in our business for the benefit of ARC as a whole. To facilitate this environment, procedures have been established regarding the preparation, filing, and maintenance of patents and trademarks, the handling of infringement claims, licensing agreements, the protection of trade secrets, and invention record keeping. In addition to protecting ARC’s intellectual property, employees, officers, and directors are expected to respect and therefore refrain from copying or using the ideas, copyrights, and inventions of others, except pursuant to a valid permit, license, or similar arrangement from or with the owner of the ideas, copyrights, or inventions.

D. COMPANY BOOKS, RECORDS, AND COMMUNICATIONS

Accuracy and Completeness.  ARC’s ability to meet its financial, legal, and management obligations depends on the accuracy and reliability of ARC’s books and records. All business documents, including internal and external correspondence, memoranda, and communications of any type, are to be prepared as completely, honestly, and accurately as possible. All disbursements of funds and all receipts are to be properly and promptly recorded, and no undisclosed fund may be established for any purpose. The books and records of ARC must be kept accurately and must fully and fairly reflect all company transactions.

Privacy of Employee Records.  Only those employee records required for business, legal, or contractual reasons are to be maintained. Access to and knowledge of such records are to be limited to those who need the information for legitimate business or legal purposes. Employees with access to personal information about co-workers should be periodically advised against the misuse and improper disclosure of such information.

Records Retention.  Certain records must be maintained as dictated by applicable laws or contract requirements or for historical reference value.

E. HONESTY AND FAIRNESS

Fair Dealing.  ARC expects each director, officer, and employee to deal fairly and in good faith with ARC’s customers, vendors, competitors, employees, business partners, and stockholders. No director, officer, or employee shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged or confidential information, fraudulent behavior, or any other unfair practice or behavior.

Gifts and Entertainment.  As harmless as it may seem to accept gifts or services offered on the basis of friendly business relationships, this is an area where conflicts can arise or the appearance of impropriety can easily occur. For this reason, directors, officers, and employees may not accept (or offer) gifts or favors of any significant value from (or to) any supplier or customer, even though the gift may appear unlikely to have any influence on decisions regarding company business. Gifts, favors, and entertainment may be given if they are consistent with customary business practices, are not excessive in value, cannot be construed as a bribe or payoff, do not violate applicable law or ethical standards, and will not embarrass ARC or the recipient if publicly disclosed.

Business Inducements.  Sales-related commissions, rebates, discounts, credits, and allowances are customary business inducements, but careful attention is needed to avoid illegal or unethical payments and to ensure compliance with applicable laws, including currency exchange controls, anti-kickback restrictions, and tax regulations. Business inducements must be reasonable in value, competitively justified, properly documented, and made to the business entity to which the original sales agreement or invoice was made/issued. They should not be made to individual officers, employees, or agents of such entity or to a related business entity. They should also be made in the country of such entity’s place of business. Similarly, commission payments related to purchases of ARC goods should be made only to the seller or provider, and only in the place of business of the seller or provider or in the country in which the product is delivered.

F. SPECIFIC PROVISIONS APPLICABLE TO FINANCIAL PROFESSIONALS

The Chief Executive Officer of ARC and its Chief Financial Officer and Controller, and persons performing similar functions (each of whom, a “Financial Professional”), are subject to the following additional specific standards:

1) Each Financial Professional must adhere to and endeavor to ensure that ARC adheres to all applicable governmental laws, rules, and regulations, as well as the rules and regulations of self-regulatory organizations of which ARC is a member.

2) Each Financial Professional shall endeavor to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that ARC files with, or submits to, the Securities and Exchange Commission and in other public communications made by ARC.

3) Each Financial Professional shall promptly bring to the attention of the Chief Financial Officer, outside legal counsel, or if appropriate, the Audit Committee and/or the Chief Executive Officer, any information he or she may have concerning:

a)	any fraud, whether or not material, that involves management or other employees who have a significant role in ARC’s financial reporting, disclosures, or internal control over financial reporting;
b)

any information of which he or she may become aware (including any material weaknesses or significant deficiencies in ARC’s disclosure controls and procedures or internal control over financial reporting) that would likely adversely affect the disclosures made by ARC in its public filings, submissions, and other public communications;

c)	any evidence of a material violation of the securities or other laws, rules, or regulations applicable to ARC and the operation of its business by ARC or any of its agents;
d)	any questionable accounting or auditing matters or other concerns regarding accounting, internal accounting controls, or auditing matters; and
e)

any violation of this Code in general or these provisions specifically applicable to Financial Professionals, including any actual or apparent conflicts of interest between personal and professional relationships involving any management or other employees who have a significant role in ARC’s financial reporting, disclosures, or internal control over financial reporting.

4) Failure to observe these standards may result in disciplinary action, including termination of employment and referral for criminal prosecution, depending on the circumstances.

II. IMPLEMENTATION, MONITORING, AND WAIVERS

ARC’s Chief Financial Officer monitors the implementation of this Code throughout ARC, so that ARC’s Chief Executive Officer and Board of Directors may be regularly advised of the status of compliance and level of integrity within ARC. The Chief Financial Officer and outside legal counsel are available to provide guidance to employees when faced with ethical considerations. The Chief Financial Officer can be reached at the contact information set forth on Schedule A attached hereto.  Periodically, ARC’s policies, procedures and practices are reviewed and revised to assure that best practices and compliance with current laws and standards are in place.

Any waivers of this Code for executive officers or directors or of the provisions of this Code specifically applicable to Financial Professionals may be made only by the Board of Directors or a Board committee to which such responsibility has been delegated and must be publicly disclosed in a prompt manner.

III. REPORTING NONCOMPLIANCE

It is the obligation of every ARC employee, officer, and director to adhere to this Code and all existing ARC policies and guides and to report to ARC any suspected violations in accordance with applicable procedures. Outside legal counsel is primarily responsible for investigating and referring (where appropriate) such reports to the Chief Executive Officer and Board of Directors for possible action.  Communications will be treated in confidence and may be made anonymously. Should an employee identify him/herself, all reasonable efforts will be taken by ARC to keep his/her identity confidential. However, there may be circumstances when ARC is obligated to divulge the person’s identity under federal or state law or pursuant to other authority.

There will be no retribution taken against any employee who reports a violation or suspected violation in good faith. A supervisor or other employee will be subject to disciplinary measures for intimidating or imposing sanctions on an employee that reports a suspected violation of this Code in good faith.

Failure to observe this Code and our policies and guides may result in disciplinary action, including termination of employment and referral for criminal prosecution, depending on the circumstances.

Violations – General.  Suspected violations of this Code can be reported by notifying the Chief Financial Officer, our Lead Independent Director or our Outside Legal Counsel,  in each case through the respective point of contact set forth on Schedule A attached hereto. Reports will be treated in confidence and may be made anonymously.

Violations – Accounting.  Individuals may report questionable accounting or auditing matters, or other concerns regarding accounting, internal accounting controls, or auditing matters, by notifying t the Chief Financial Officer, our Lead Independent Director or our Outside Legal Counsel, in each case through the respective point of contact set forth on Schedule A attached hereto. Reports will be treated in confidence and may be made anonymously.

Violations – Attorneys.  In addition to the reporting procedures available to all directors, officers, and employees, attorneys who represent ARC and who believe that they possess credible evidence of a violation of securities laws or breach of fiduciary duty or similar violations should report that information to the Chief Financial Officer, our Lead Independent Director or our Outside Legal Counsel,  An inquiry will be conducted into the subject matter of the report and the reporting attorney will be advised of the result. If the reporting attorney appears and practices before the Securities and Exchange Commission on ARC’s behalf and does not receive an appropriate response within a reasonable time, the reporting attorney must report the suspected violation to the Chairman of the Audit Committee of ARC’s Board of Directors.

IV. COMMITMENT TO COMPLIANCE

ARC’s Board of Directors and its management are committed to assuring that ARC manifests the highest level of ethics both within ARC and in the business relationships in which ARC is engaged. ARC requires that each director, officer, and employee, in performing his or her duties for ARC, adheres not only to the letter of this Code but also to its intent and spirit. As previously indicated, ARC regularly adopts and updates policies and guides that are intended to provide guidelines and answers to our employees, officers, and directors in connection with expected ethical conduct. No policy or guide, however, will provide definitive answers to all questions.

[Schedule A – Points of Contact – On Following Page]

ARC GROUP WORLDWIDE, INC.

AMENDED AND RESTATED CODE OF ETHICS

SCHEDULE A

POINTS OF CONTACT AND COMMUNICATIONS

If there are questions regarding the Code, or the standards, policies, or guides referenced in the Code, or if there is doubt about the best course of action in a particular situation, please get in touch with our designated contact persons as set forth below.  Please note, all communications will be treated in confidence and may be made anonymously, except in cases where federal and/or state laws or other governmental authorities with jurisdiction over the Company require identification of the reporting person.

Interim Chief Executive Officer:

Drew M. Kelley, ICEO
810 Flightline Blvd.
Deland, FL 32724
Tel: (303) 467-5236

dkelley@arcw.com

Chief Financial Officer:

Drew M. Kelley, CFO

810 Flightline Blvd.

Deland, FL 32724

Tel: (303) 467-5236

dkelley@arcw.com

Lead Independent Director:

Eddie W. Neely
810 Flightline Blvd
Deland, FL 32724
Tel: (303) 467-5236
eneely@arcw.com

Audit Committee Chairman:
Eddie W. Neely
810 Flightline Blvd
Deland, FL 32724
Tel: (303) 467-5236
eneely@arcw.com

Outside Legal Counsel:

Wuersch & Gering LLP
100 Wall Street, 10th Floor

New York, NY 10005

Attention:  Travis L. Gering

travis.gering@wg-law.com.

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